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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              SOLAR INTEGRATED TEC
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    U8340P10
                                 (CUSIP Number)

                                   12/19/2006
             (Date of Event Which Requires Filing of this Statement)

     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

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------------------                                             -----------------
CUSIP No. U8340P10                     13G                     Page 1 of 1 Pages
------------------                                             -----------------


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1    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

          Pictet Asset Management Limited ("PAM LTD")

          The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM LTD.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
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4    Citizenship or Place of Organization
          Pictet Asset Management Limited - United Kingdom
--------------------------------------------------------------------------------
               5    Sole Voting Power:
                       Pictet Asset Management Limited:
                    2,946,300
               -----------------------------------------------------------------
  Number of    6    Shared Voting Power:
   Shares              Pictet Asset Management Limited:
Beneficially        None
  Owned by     -----------------------------------------------------------------
    Each       7    Sole Dispositive Power:
  Reporting            Pictet Asset Management Limited:
 Person With        2,946,300
               -----------------------------------------------------------------
               8    Shared Dispositive Power:
                       Pictet Asset Management Limited:
                    None
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
          Pictet Asset Management Limited: 2,946,300
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
          Pictet Asset Management Limited: 8.50%
--------------------------------------------------------------------------------
12   Type of Reporting Person:
          Pictet Asset Management Limited: IA
--------------------------------------------------------------------------------

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Item 1.

     (a)  Name of Issuer: SOLAR INTEGRATED TEC

     (b)  Address of Issuer's Principal Executive Offices:

               1837 E Martin Luther King Jr
               Los Angeles
               CA 90058
               United States

Item 2

     (a)  Names of Person Filing:

          Pictet Asset Management Limited ("PAM LTD")

     (b)  Address of Principal Business Office or, if none, Residence:

                    Pictet Asset Management Limited:

                         Tower 42 Level 37
                         25 Old Broad Street
                         London  EC2N 1HQ
                         UNITED KINGDOM

     (c)  Citizenship:

               Pictet Asset Management Limited: United Kingdom

     (d)  Title of Class Securities: COMMON STOCK

     (e)  CUSIP Number: U8340P10

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

     Not applicable.

Item 4. Ownership

     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM LTD.

     (a)  Amount Beneficially Owned:

               Pictet Asset Management Limited: 2,946,300

     (b)  Percent of Class:

               Pictet Asset Management Limited: 8.50%

     (c)  Number of shares as to which such person has:

     Pictet Asset Management Limited:

          (i)  sole power to vote or to direct the vote: 2,946,300

          (ii) shared power to vote or to direct the vote: None

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          (iii) sole power to dispose or to direct the disposition of: 2,946,300

          (iv) shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of the Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: 20th December 2006


                                        /s/ David Cawthrow
                                        ----------------------------------------
                                        David Cawthrow
                                        Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management Limited


By: /s/ David Cawthrow
    ---------------------------------
    David Cawthrow, Chief Compliance
    Officer